

March 24, 2015

Via E-mail
Harry J. Fleming
President
Nobilis Health Corp.
4120 Southwest Freeway, Suite 150
Houston, Texas 77027

> **Re:** **Nobilis Health Corp.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed February 25, 2015**
> **Form 8-K Dated September 30, 2014**
> **Filed March 20, 2015 and Amended March 23, 2015**
> **File No. 000-55274**

Dear Mr. Fleming:

We have reviewed your Form 8-K dated September 30, 2014 filed in response to our March 17, 2015 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your Forms 8-K dated September 30, 2014 and December 1, 2014 and by providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your Forms 8-K and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A dated September 30, 2014
Consolidated Financial Statements

1. Please amend to provide the interim financial statements of First Surgical Partners, Inc. as required under Regulation 8-04(c)(1) of Regulation S-X.

Unaudited Pro Forma Interim Consolidated Statement of Operations for the Six Months Ended June 30, 2014, page 31

2. Please tell us why certain amounts reflected in Nobilis Health's statement of operations for the six months ended June 30, 2014 do not agree to the statements of operations for the same period included in your Form 10/A filed October 9, 2014.

Notes to the Unaudited Pro Forma Consolidated Financial Statements
Pro Forma Adjustments to the Unaudited Consolidated Statement of Operations, page 32

3. Please refer to adjustment e). For each of the following:
    - legal and professional fees;
    - management service fees;
    - depreciation; and
    - other expenses (income)

    tell us specifically to what activity it relates and why it does not relate to the revenue activities of the business acquired. In this regard, also include in your response the revenue activities you did not acquire as it appears that you have not made any adjustments to revenue for those activities.

4. Please tell us why you did not reflect the continuing impact of the agreements you entered into in connection with the formation of First Nobilis and the acquisition of the business from First Surgical. For example, you state that Nobilis signed management agreements to manage the operations of the hospital and surgical center and, in your March 12, 2015 response, you indicate that you leased medical equipment from First Surgical upon the acquisition date.

5. Since you hold a 51% interest in First Nobilis, please tell us why there is not an adjustment to "NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS" for each period for which a pro forma statement of operations is presented.

6. Please file an amendment to your 8-K dated December 1, 2014 and filed on February 25, 2015 for your acquisition of Athas Health to revise the pro forma financial information to also include the pro forma effect of the formation of First Nobilis and the acquisition of the business from First Surgical. Consider instruction 6 of rule 11-02 of Regulation S-X.

    You may contact Keira Nakada at (202) 551-3659 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jim B. Rosenberg for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        William Mcdonald, Esq.
        Macdonald Tuskey